ROPES & GRAY LLP 1211 Avenue of the Americas New York, NY 10036 WWW.ROPESGRAY.COM

August 2, 2012	Brent Bates
(212) 596-9143
brent.bates@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: GMO Trust (the “Trust”) (File Nos. 002-98772 and 811-04347)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and (2) Rule 101(a)(1)(iii) of Regulation S-T, for use in connection with a solicitation of written consents by the Board of Trustees of the Trust (the “Board”) for action to be taken by written consent in lieu of a meeting of shareholders of GMO U.S. Small/Mid Cap Fund (the “Fund”), a series of the Trust, are the definitive proxy statement, definitive form of written consent and other materials.

The Board’s solicitation of written consents from the Fund’s shareholders relates to the approval of an amended and restated management contract for the Fund. Definitive versions of the proxy materials are expected to be sent to security holders on or around August 3, 2012.

Please direct any questions or comments on the enclosed materials to me at (212) 596-9143.

Very truly yours,

/s/ Brent Bates

Brent Bates

Enclosures

cc:	Jason B. Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Kenneth R. Earley, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq.

Elizabeth J. Reza, Esq.